May 15, 2015

Cable One, Inc.

Form 10

File No. 001-36863

Dear Mr. Spirgel:

Cable One, Inc. (the “Company”) filed today Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form 10-12B, File No. 001-36863 (the “Registration Statement”) in connection with its spin-off from Graham Holdings Company (“Graham”) to Graham’s stockholders. The Amendment includes two exhibits to the Registration Statement, including an amended Information Statement filed as Exhibit 99.1. The amended Information Statement reflects, among other things:

•	the Company’s unaudited financial statements for the three months ended March 31, 2015 (the “Q1 Financials”);

•	various updates to other sections of the Information Statement based on the Q1 Financials, including updated pro forma financial statements and MD&A disclosures;

•	disclosures to reflect decisions made with respect to certain employee benefit plans in connection with the Employee Matters Agreement; and

•	disclosures to identify the Company’s listing on the New York Stock Exchange under the symbol “CABO”.

Enclosed for your convenience is one copy of the Amendment. The Information Statement has been marked to show changes since its last filing.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at eschiele@cravath.com.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

Ms. Celeste Murphy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Mr. William Mastrianna

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Encl.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Mr. Thomas O. Might

Chief Executive Officer

Cable One, Inc.

210 E. Earll Drive

Phoenix, AZ 85012

VIA E-MAIL

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